SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 25 2010
DIVISION OF MARKET REGULATION



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10031576

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-48368

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
AK Jensen, Inc. dba AKJ

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

37 Serpentine Road
(No. and Street)

Hamilton (City) Bermuda (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Svend Erik Enger
242-502-5200 (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lashley, Seland & Rotroff
(Name - *if individual, state last, first, middle name*)

919 West State Road 436, Suite 300, Altamonte Springs (Address and City) Florida (State) 32714 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Svend Erik Enger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or ______________________________, as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signed at Hamilton, Bermuda
this 12th day of February, 2010
Anthony D. Whaley
Notary Public, Islands of Bermuda



Signature

President
Title

____
Public Notary


REVENUE BERMUDA
$25



This report** contains (check all applicable boxes);

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AK JENSEN, INC. dba AKJ, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS



LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

Report of Independent Certified Public Accountants

Board of Directors and Shareholder
AK Jensen, Inc. dba AKJ, Inc.

We have audited the accompanying statement of financial condition of AK Jensen, Inc. dba AKJ, Inc., a wholly owned subsidiary of AK Jensen, Group Limited. as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AK Jensen, Inc. dba AKJ, Inc., a wholly-owned subsidiary of AK Jensen Group Limited, as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 10 and 11 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lashley, Seland & Rotroff, P.A.

February 22, 2010

919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

AK JENSEN, INC. dba AKJ, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets

Cash and cash equivalents	$ 61,914
Clearing deposits with clearing broker	106,507
Due from clearing broker	343,633
Prepaid expenses and other current assets	22,122
Furniture and equipment, net of accumulated depreciation of $3,385	3,294
Due from parent and affiliates	711,396
	$ 1,248,866

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued expenses	$ 212,340
Payable to parent and affiliate	214,513
	426,853
Stockholder's equity:	
Common stock, $.01 par value, 1,000,000 shares authorized, 987,015 shares issued and outstanding	9,870
Retained earnings	812,143
Total stockholder's equity	822,013
	$ 1,248,866

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:	
Commissions	$ 3,803,707
Interest and dividend income	64,965
	3,868,672
Expenses:	
Clearing, transaction and system costs	$ 1,617,137
Introducing rebates and commissions	1,044,130
Sales and marketing costs	472,501
General and administrative costs	782,608
Depreciation and amortization	1,252
	3,917,628
Net loss	$ (48,956)

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Capital Stock		Retained	
	Shares	Amount	Earnings	Total
Balance at January 1, 2009	9,870.	$ 9,870	$ 861,099	$ 870,969
Net loss	-	-	(48,956)	(48,956)
Balance at December 31, 2009	9,870.	$ 9,870	$ 812,143	$ 822,013

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flow from operating activities:	
Net loss	$ (48,956)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	1,252
Increase or decrease in assets and liabilities:	
Decrease in cash deposits with clearing broker	50,702
Increase in due from clearing broker	(20,557)
Decrease in prepaid expenses and other assets	3,577
Increase in due from affiliate	(485,386)
Increase in accounts payable and accrued expenses	131,037
Total cash used by operating activities	(368,331)
Cash flow from investing activities:	
Purchase of furniture and equipment	(2,970)
Total cash used by investing activities	(2,970)
Cash flow from financing activities:	
Payments parent and affiliates	(265,029)
Total cash used by financing activities	(265,029)
Net decrease in cash	(636,330)
Cash and cash equivalents at the beginning of year	698,244
Cash and cash equivalents at the end of year	$ 61,914
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 153
Cash paid during the year for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

1. ORGANIZATION

AK Jensen, Inc. dba AKJ, Inc. (the "Company") was originally incorporated in the Turks and Caicos Islands on March 2, 1995. On July 4, 1997, the Company incorporated in the Commonwealth of the Bahamas. On March 22, 2004, the stockholders of the Company exchanged their shares in the Company for shares of AK Jensen Group, Limited. (the "Parent"), and the Company became a wholly-owned subsidiary of the Parent. Effective January 1, 2007, the Company was reorganized and certain assets were transferred between the Company, the Parent and an Affiliate, AK Jensen, Limited (the "Affiliate").

The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), an investment adviser and is registered with the National Futures Association ("NFA"). The Company has its registered office in Nassau, Bahamas with an OSJ office in Oslo, Norway. The Company's sources of revenue are derived from electronic brokerage services to corporate clients and individuals. The Company is an introducing broker-dealer and clears its trades through a clearing broker located in the United States, and focuses on U. S. markets and other markets outside of Europe and Asia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation - The Company's financial statements are prepared and presented in United States dollars and under accounting principles generally accepted in the United States of America.

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Cash deposit with clearing broker – Cash deposit with clearing broker consists of funds on deposit with a clearing broker located in the United States. The agreement require the Company to maintain a minimum of $100,000 as clearing deposits based upon the level of securities inventory, the volume and size of transactions, and the type of business being conducted. The clearing deposit shown in these financial statements is $106,507. The additional funds above $100,000 are earnings on the deposit that have not been withdrawn. As long as the Company continues to use the clearing and execution services of the clearing broker, the Company will be required to maintain the minimum on deposit.

Due from clearing broker – Due from the clearing broker represents money due the Company from the clearing broker for commissions on brokerage and other transactions. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual collections.

Furniture, equipment and software – Furniture, equipment and software are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed from the accounts, and any gains or losses are included in operations. Depreciation on furniture, equipment and software is provided utilizing the straight-line method over the estimated useful lives of the related assets, which is estimated at five years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company, if any, are recorded on a trade date basis. Customer securities are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities, if any, are valued at market value.

Income taxes – The Company is an exempt company incorporated under the laws of the Bahamas. Under this exemption, the Company is exempted for a period of twenty (20) years from the date of its incorporation from a) any tax or duty to be levied on profits or income or on capital assets, gains or appreciations; and b) any such tax or duty, or tax in the nature of estate duty or inheritance tax, payable on the shares, debentures, or other obligations of the Company. The Company is also exempt from U. S. taxation because it is a foreign corporation not operating or maintaining an office within a U. S. jurisdiction, and because all of its income is derived from foreign clients residing outside of the United States. Therefore, no provision or benefit for income tax purposes was reflected in the financial statements.

Fair value of financial instruments – The majority of the Company's financial assets and liabilities are carried at market value or at amounts, which approximate current fair value. See Footnote 4 for further discussion.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company has various intercompany receivables and payables recorded with its parent and affiliates. The Company was owed $27,431 by its parent and the Company owed the parent $44,242 at December 31, 2009. Further the Company was owed $683,965 from affiliates and an affiliate was owed $170,271 by the Company at December 31, 2009.

3. RELATED PARTY TRANSACTIONS (continued)

The Parent licenses the usage of the software AKJ ExNet to the Company and an affiliate for a monthly fee of $20,000 to the Company. During the year ended December 31, 2009, the Company paid $240,000 for the license.

The Company has outsourced certain back office and execution activities related to non-European/Asian trading to an affiliate. For these services the Company pays a monthly management fee of $41,333 to the affiliate on a cost-plus fee basis. During the year ended December 31, 2009, the Company paid $495,996 for the service fee.

4. FAIR VALUE MEASUREMENTS

The Company has certain financial instruments reported in the accompanying statement of financial condition. *FASB ASC 820-10-50-1 through 50-3,* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Financial assets and liabilities valued using level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets and liabilities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active or inactive markets. Financial assets and liabilities using level 3 inputs were primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the asset or liability.

The following schedule details the level of the Company's financial instruments:

	Fair Value	Significant Unobservable Inputs (Level 3)
Assets:		
Due from parent and affiliates	$ 711,396	$ 711,396
Liabilities:		
Due to parent and affiliate	$ 214,513	$ 214,513

The following is a reconciliation of Level 3 financial instruments at December 31, 2009:

Assets:	
Beginning balance, January 1, 2009	$ 226,010
Additions: Due from parent and affiliates	485,386
Ending balance, December 31, 2009	$ 711,396
Liabilities:	
Beginning balance, January 1, 2009	$ 479,542
Deductions: Due to parent and affiliate	(265,029)
Ending balance, December 31, 2009	$ 214,513

5. FOREIGN CURRENCY TRANSLATION

Foreign currency translation on completed transactions (revenues and expenses) resulted in an aggregate net loss of $1,141 for the year ended December 31, 2009, which is recorded as an expense in general and administrative costs in the accompanying financial statements.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Customer transactions are cleared through the clearing broker on a fully disclosed basis. In the event that customers default in payment of funds or delivery of securities, the clearing broker may charge the Company for any loss incurred in satisfying customer obligations. Additional credit risk occurs if the clearing broker or affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with regulations.

7. CONCENTRATIONS

The Company from time to time may have large bank deposits in England and Bermuda. Some of the deposits are partially covered by deposit insurance in England, while none are covered in Bermuda. All of the deposits in England were covered by deposit insurance at December 31, 2009.

8. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($15,276 as of December 31, 2009) or $45,000 per the NFA. The Company operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2009, the net capital, as computed, was $200,239. Consequently, the Company had excess net capital of $155,239.

At December 31, 2009, the percentage of aggregate indebtedness to net capital was approximately 114.4% versus an allowable percentage of 1500%.

9. RECONCILIATION OF NET CAPITAL

There are no differences in the net capital computation shown on the Company's December 31, 2009 FOCUS IIA, and the computation shown on the attached Computation and Reconciliation of Net Capital pursuant to SEC Rule 15c3-1

10. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 22, 2010, the date the financial statements were available to be issued.

AK JENSEN, INC. dba AKJ, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Computation of basic net capital requirements:	
Total stockholder's equity qualified for net capital	$ 822,013
Deductions:	
Non-allowable assets:	
Receivables	80,404
Prepaid expenses and other current assets	22,122
Furniture and equipment, net	3,294
Receivable from Affiliate, net	513,694
Total non-allowable assets	619,514
Net capital before haircuts and securities positions	202,499
Haircuts:	
Liquid asset funds	2,130
Foreign currency	130
	2,260
Net capital	200,239
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($15,276)	
Minimum dollar net capital requirement per NFA ($45,000)	
Net capital requirement (greater of above two requirements)	45,000
Net capital in excess of required minimum	$ 155,239
Excess net capital at 1000%	$ 177,325
Reconciliation:	
Net capital, per page 9-10 of the December 31, 2009 unaudited Focus Report, as filed	$ 200,240
Rounding difference	(1)
Net capital, per December 31, 2009 audited report, as filed	$ 200,239

The auditors' report and accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Total aggregate indebtedness:	
Payables intercompany	$ 16,811
Barclay's account	5
Penson accounts	1
Accounts payable	194,602
Other accrued payable	9,893
Bank of Bermuda	7,838
Total indebtedness recorded on the Statement of Financial Condition	$ 229,150
6 2/3% of total aggregate indebtedness	$ 15,276
Percentage of aggregate indebtedness to net capital	114.4%

The auditors' report and accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2009

AK Jensen, Inc. dba AKJ, Inc. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. AK Jensen, Inc. dba AKJ, Inc. is, therefore, exempt from the reserve formula calculations and possession and control computations.



LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Shareholder and Board of Directors
AK Jensen, Inc.

In planning and performing our audit of the financial statements of AK Jensen, Inc. (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:
Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 22, 2010

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholder and Board of Directors
AK Jensen, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation ("Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the period April 1, 2009 to December 31, 2009, which were agreed to by AK Jensen, Inc. and the Securities and Exchange Commission, the Financial Industry Regulatory, Inc. and SIPC, solely to assist you and the other specified parties in evaluating AK Jensen, Inc.'s compliance with the applicable instructions of Form SIPC-7T. AK Jensen, Inc.'s management is responsible for AK Jensen, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7T with cash disbursement entries recorded in the general ledger and bank account reconciliations for the year ended December 31, 2009, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 with the amounts reported on SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and the related schedules and working papers (Focus Reports and General Ledger) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.



February 22, 2010

919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552